Exhibit 99.1

News Release

BRASCAN BRAZIL REAL ESTATE PARTNERS TO ACQUIRE HIGH QUALITY
PORTFOLIO OF SHOPPING CENTERS

Transaction With Malzoni Investment Group Includes
Five Premier Shopping Centers

Rio de Janeiro, Brazil, December 10, 2007– Brascan Brazil Real Estate Partners (“BBREP”), a retail property fund managed by Brookfield Asset Management (NYSE/TSX: BAM), today announced that it has entered into an agreement with the Malzoni Investment Group (the “Malzoni Group”) to acquire a high quality portfolio of shopping centers in Brazil for a consideration of approximately R$1.7 billion Brazilian Reais (approximately US$965 million).

The portfolio includes investments in a total of five properties, four in the São Paulo area and one in Rio de Janeiro.  All are among the shopping centers with the highest sales per square foot in Brazil and are at levels comparable to the best retail properties in North America.  One of the São Paulo properties, currently under construction, is expected to be inaugurated in 2009. Three of the shopping centers have expansion plans in place that will increase the portfolio from 98,000 square meters to 160,000 square meters (1.8 million square feet) upon completion in 2009.

The acquisition is BBREP’s eighth this year and brings its total shopping center investments to 15 in Brazil since its inception in September 2006. After this acquisition, BBREP will have a total portfolio of 229.3 thousand square meters (2.5 million square feet).

Mr. Bayard Lucas de Lima, Chief Executive Officer of BBREP, said “This acquisition expands the retail property fund’s presence in the largest markets in Brazil.  Our malls are strategically located in supply constrained high growth markets and provide us with a strong position to continue the expansion plans of the fund.  Its assets serve the wealthiest and most dense population centers in the country and will allow us to gradually expand to other dynamic markets. Brazil’s real estate market is booming, its population is young and growing, its economy is expected to grow faster than the developed world and a mortgage market is only just beginning to be developed.  We believe that these factors, among others, underpin the investment fundamentals in this sector in Brazil.”

Brascan Brazil is pleased to announce the appointment of Mr. Paulo Malzoni Filho, as President of Brascan Brazil’s property manager, BASA. Mr. Malzoni brings many years of hands-on retail knowledge and expertise and will also serve as part of the asset management team in a newly-created role as COO and Director of retail asset management.  Mr. Malzoni added “Brascan already has a strong position in several cities and the Malzoni Investment Group is the leading company in São Paulo. The combination will provide a solid platform for future growth.”

“BBREP was one of the largest private equity fundraisings in Brazil’s history. This acquisition, also one the largest real estate transactions in the country, further expands our overall asset management platform.  It brings Brascan Brazil’s total investments in Brazil during 2007 to over R$3.5 billion and total assets under management to over R$8.5 billion.  We now manage one of the largest shopping center portfolios in the country, in addition to one of the leading homebuilding companies, significant agricultural land holdings, timberlands and substantial hydro power generation assets,” said Luiz Ildefonso Simões Lopes, Chief Executive Officer of Brascan Brazil and Managing Partner of Brookfield Asset Management.

Banco Bradesco, through its corporate division, was responsible for financing Brascan Brazil Real Estate Partners on this transaction.

About Brascan Brazil Asset Management

Brascan Brazil is a subsidiary of Brookfield Asset Management Inc. (NYSE/TSX: BAM) (“Brookfield”), and is one of the longest standing international companies operating in Brazil, with more than 100 years of history. Brascan currently has over R$8.5 billion of property, power and infrastructure assets under management in Brazil. Brascan is an affiliate company held by Brookfield.

About Brookfield Asset Management
Brookfield Asset Management Inc. is focused on property, power and infrastructure assets. The company has approximately US$90 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges. For more information, please visit Brookfield’s website at www.brookfield.com.

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “expected,”  “will” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brascan Brazil Real Estate Partners believes that the prospects for the Company following the acquisition of retail properties from the Malzoni Investment Group, and the prospects for Brazil generally are based upon reasonable assumptions and expectations, the reader should not place undue reliance on these or other forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic, political and financial conditions in Brazil; the behaviour of financial markets, including availability of debt financing in Brazil; the ability of the Company to effectively integrate the acquisition into existing operations and the ability to attain expected benefits; and the ability to successfully complete development projects and manage related costs.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Note to editors:

Profile of the shopping centers acquired by Brascan Brasil Real Estate Partners:

Patio Higienópolis
Upscale Shopping Center in one of the wealthiest neighborhoods of São Paulo and widely regarded as one of the five best centers in Brazil. Its beautiful architecture creates a distinct environment. Catering to an A and B clientele, the shops are mostly high-end boutiques, such as AIX Armani Exchange, Lacoste, Mont Blanc and Swarovski.

Expansion will add 11,500 sq. meters of GLA, expected to be completed by Nov. 2008.

Paulista
Generally ranked as one of the top ten Brazilian Shopping Centers with one of the highest revenues per sq. meter in the country.

Located in a dense trade area and between two subway stations, the mall is a few steps away from Avenida Paulista, one of the most important avenues in São Paulo, considered by many people the business center of the city.

The mall will be remodeled and an expansion will add 18,700 sq. meters of GLA. Phase I to be completed by Dec. 2007 and Phase II by Jan. 2009.

West Plaza
The mall consists of three buildings interconnected by enclosed walkways. It is located in a neighborhood with a high growth potential. There are major office and residential components that will be developed over the next five years within walking distance of the mall.

With 30 million visitors annually, the mall has one of the highest number of visitors of the major shopping centers in Brazil. The mall will be remodeled and will feature new movie theaters and extra parking spaces. Expansion will add 6,000 sq. meters of GLA.

Botafogo Praia
A Vertical Shopping Center with great synergies with residential and office buildings, located on a major avenue. The multiplex movie theaters and the food court, with a breathtaking view of the Guanabara Bay and the Sugar Loaf, are the malls major attractions. It is located between downtown and the south zone, the most affluent zone in Rio. With easy access, it is very close to Botafogo Subway Station and very well served by a large number of buses that pass by the mall every day.

Vila Olímpia
Asset under development, located in one of the prime regions of São Paulo, with a very high average disposable income. It is scheduled to open in April of 2009 anchored by Zara, eight multiplex movie theaters and two other anchor stores that are still in negotiations.

For further information, please contact:
Michelle Paganoti Sartório
Marketing, Communications and Investor Relations Manager
Brascan Brasil
Av. Almirante Barroso, 52/13 andar 20031-000 - RJ Rio de Janeiro - Brasil
Tel. : (55) 21  3722 6123
mps@brascan.com.br
www.brascan.com.br

Salvador (Press Agent for the Malzoni Group);
Tel: (55) 11 3817 7900 / + 55 11 8347 0777
salvador@cdicom.com.br

Denis Couture
SVP, Investor Relations, Corporate and International Affairs
Brookfield Asset Management Inc.
Tel.: (1) (416) 956-5189
dcouture@brookfield.com
www.brookfield.com

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